March 18, 2008

Rolaine Bancroft
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Franklin Mortgage Loan Trust 2006-FF12
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-04 (the “Form 10-K”)

Ms. Bancroft:

Thank you for your comment on the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the Form 10-K/A filed September 19, 2007 (the “Form 10-K/A”), of Structured Asset Securities Corporation (the “Depositor”) relating to the First Franklin Mortgage Loan Trust 2006-FF12 (the “Issuing Entity”). We have undertaken to provide you with a specific response to your comment.

Your comment is repeated below, followed by our response on behalf of the Depositor.

In making this submission it has been our intention to respond fully to your comment in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Form 10-K
Item 1122

1.
We note your disclosure under Item 1122 that with respect to Home Loan Services, Inc., material instances of noncompliance with certain servicing criteria applied to this issuing entity. However, we bring your attention to paragraph 3 of Home Loan Services’ servicing compliance statement, filed as exhibit 35(b). Please explain to us why “the material findings included in the Attestation Report did not impact the servicing of this security” or revise exhibit 35(b) to reconcile the inconsistency.

Ms. Rolaine Bancroft
Division of Corporate Finance
U.S. Securities and Exchange Commission
March 18, 2008

Home Loan Services, Inc. servicing compliance statement, filed as Exhibit 35(b) has been revised to reconcile the inconsistency. The third paragraph of Exhibit 35(b) now states that although it did not initially appear to Home Loan Services that the material instances of noncompliance impacted the Issuing Entity, Home Loan Services now believes it is possible that such material instances of noncompliance could have impacted the servicing of the Issuing Entity.

In addition, we note that the 10-K/A includes a revised assessment of compliance of Assurant and a revised related attestation, filed as Exhibits 33(a) and 34(a), respectively, which we understand are intended by Assurant to be responsive to the Commission based on separate discussions between Assurant and the Commission.

The Depositor acknowledges that:

•	the Depositor is responsible for the adequacy and accuracy of the disclosure in the Form 10−K/A filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K/A filing; and

•	the Depositor may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4129 or Ed Gainor at 202-775-4137.

Sincerely,

/s/ Darius Kingsley

Darius Kingsley

cc:	Michelle Olds
E. Todd Whittemore
Scott Lechner
Ed Gainor